Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 31

DATED JULY 31, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 31 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 26 dated June 23, 2006, Supplement No. 27 dated June 27, 2006, Supplement No. 28 dated July 6, 2006, Supplement No. 29 dated July 14, 2006, and Supplement No. 30 dated July 28, 2006.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" and "Plan of Distribution" as described below.  You should read this Supplement No. 31 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Description of Real Estate Assets

Property Transactions – Probable Acquisitions

Our joint venture, MB REIT, has identified the following property as a probable acquisition:

IDS Center; Minneapolis, Minnesota

MB REIT anticipates purchasing a fee simple interest in a freestanding office property known as the IDS Center containing a total of approximately 1.4 million gross leasable square feet.  The property is located at 80 South 8th Street in Minneapolis, Minnesota, and consists of three buildings: a 51-story office tower with an attached eight-story office annex and a two-story retail building.  The buildings encircle the Crystal Court, which is an indoor urban park. There are four underground levels on the property. The concourse level is the first underground floor, which includes retail space, loading docks and storage space. The three levels below the concourse are utilized for parking and storage space. The purchase of this property is expected to include approximately seventy-seven percent (77%) ownership of the parking garage and a reciprocal easement agreement with the adjacent Marquette Hotel that is expected to include a pro rata share of the income, expenses and capital expenditures of the parking garage.  IDS Center was built in 1972.  As of July 1, 2006, this property was eighty-nine percent (89%) occupied, with a total of approximately 1.2 million square feet leased to 126 tenants.  The property is located in the Minneapolis/St. Paul market area and the Minneapolis submarket.  The property competes in its submarket with at least seven (7) other office centers for tenants and at least two other comparable properties for retail tenants.

MB REIT anticipates purchasing this property from an unaffiliated third party, 80 South Eighth, L.L.C., for approximately $277.9 million.  In connection with the closing, MB REIT expects to assume, a mortgage loan in the principal amount of approximately $161.0 million and expects to pay the remaining amount of the purchase price, approximately $116.9 million, in cash.  The annual interest rate of the loan is fixed at 5% per annum.  The terms of the loan would require MB REIT to make monthly interest only payments in the amount of approximately $670,833 until the loan matures in January 2010.  The unpaid principal balance and all accrued unpaid interest thereon (if not paid sooner) would be due at maturity.  MB REIT would, under certain circumstances, be permitted prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.

If this property is acquired, MB REIT intends to make significant repairs or improvements to this property over the next twelve months (12) for a total amount of approximately $1.27 million.  A majority of this $1.27 million will be utilized to pay for repairs and improvements to the underground parking garage, other parking, paving and sidewalk repairs and repairs to the buildings' mechanical and electrical systems in cash.  The tenants would be obligated to pay a shared amount of certain other qualifying improvements pursuant to the provisions of their leases.

MB REIT is of the opinion that the property will be adequately covered by insurance.

No tenant leases more than ten percent (10%) of the total gross leasable area of the property.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a pro rata share in excess of the expenses for a specified base year.

Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) are approximately $6.3 million.  The real estate taxes payable were calculated by multiplying IDS Center's assessed value by a tax rate of 3.8%.

For federal income tax purposes, the depreciable basis in this property, if acquired, will be approximately $208.5 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	10	31,908	560,421	3.09%
2007	17	60,032	1,017,485	5.79%
2008	16	104,936	1,807,335	10.91%
2009	26	33,374	670,125	4.54%
2010	15	90,245	1,518,521	10.78%
2011	20	199,590	3,141,701	25.00%
2012	3	119,303	1,393,014	14.78%
2013	4	57,988	842,397	10.49%
2014	5	149,713	2,128,222	29.59%
2015	9	222,446	2,891,673	57.11%

The table below sets forth certain information with respect to the occupancy rate at IDS Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot. The seller purchased this property in December 2004, and therefore the historical rent rolls for 2001, 2002 and 2003 were not available.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	90%	14.23
2004	90%	13.78

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of July 27, 2006.

	Shares	Gross proceeds ($) (1)	Commissions and fees ($) (2)	Net proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	68,075,048	680,750,480	71,478,800	609,271,680

Shares sold pursuant to our distribution reinvestment program:	682,168	6,480,593	-	6,480,593

	68,777,216	687,431,073	71,478,800	615,952,273

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.